EXHIBIT 99.2

RECENT DEVELOPMENTS

The term “TotalEnergies” or the “Company” in this exhibit is used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

TotalEnergies confirms the third interim dividend of €0.85/share for fiscal year 2025, an increase of 7.6% compared to 2024

On October 29, 2025, the Board of Directors of the Company (the “Board of Directors”) met, under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, and decided on the distribution of a third interim dividend of 0.85€/share for fiscal year 2025, an increase of 7.6% compared to the three interim dividends paid for fiscal year 2024 and identical to the final dividend for fiscal year 2024 and to the first and second interim dividends for fiscal year 2025. This increase is in line with the shareholder return policy for the year 2025 as announced by the Board of Directors in February 2025.

This interim dividend will be detached and paid exclusively in cash, according to the following timetable:

	Euronext	NYSE[1]

Ex-dividend date	March 31, 2026	March 31, 2026

Payment in cash[2]	April 2, 2026	April 23, 2026

Progress of the project to transform ADRs into ordinary shares

The Board of Directors approved, during its meeting held on September 24, 2025, the project to convert American Depositary Receipts (ADRs) into ordinary shares listed on the New York Stock Exchange (NYSE).

The Company has launched today the termination of the deposit agreement between TotalEnergies, JP Morgan Chase Bank, N.A. (the depositary), and the ADR holders governing the ADR program. ADR holders will shortly receive a notice from the depositary. Upon termination of the deposit agreement, each outstanding ADR will be cancelled and an ordinary share listed on the NYSE will be delivered. The conversion of the ADRs into ordinary shares listed on the NYSE is expected to become effective from December 8, 2025.

This operation will have no impact on holders of ordinary shares listed on Euronext Paris, which will remain the introductory market for TotalEnergies shares.

Furthermore, the second interim dividend of 0.85 €/share for fiscal year 2025, decided by the Board of Directors during its meeting held on July 23, 2025, with an ex-dividend date of December 31, 2025, will be paid in cash in USD3 for the ordinary shares listed on the NYSE on January 23, 2026 (on the same date as previously announced for the ADRs).

Saudi Arabia: TotalEnergies and Aljomaih Energy & Water Awarded a 400 MW Solar Project

On October 28, 2025, the consortium comprising France's TotalEnergies and Saudi developer Aljomaih Energy & Water (AEW) was awarded by the Saudi Power Procurement Company (SPPC) following a tender process, the license to develop, build and operate a 400 megawatts (MW) solar power plant in As Sufun, KSA.

The electricity produced is expected to be sold to SPPC through a 25-year Power Purchase Agreement (PPA). The solar plant is expected to connect to the grid in 2027, and is expected to power more than 68,400 homes.

The As Sufun project is part of Round 6 of the National Renewable Energy Program (NREP) overseen by the Ministry of Energy, aiming to reduce reliance on liquid fuels in electricity generation, in line with Saudi Vision 2030, where Saudi Arabia aims to increase the installed capacity shares from renewable energy sources and energy storage systems to reach Up to 50% by 2030, subject to electricity demand growth.

This renewable project is a new milestone for TotalEnergies in the Kingdom of Saudi Arabia where TotalEnergies is currently operating the 119 MW Wadi Al Dawasir solar power plant and building the 300MW Rabigh 2 project.

Clarification by TotalEnergies

1 Dates applicable for ordinary shares to be listed on the NYSE, subject to the completion of the conversion of ADRs into ordinary shares prior to the ex-dividend date of March 31, 2026, or for ADRs in the event that the conversion of ADRs into ordinary shares has not been completed by that date.

2 In the event that the conversion of ADRs into ordinary shares is completed before March 31, 2026, the dividend will be paid in U.S. dollars for the shares to be listed on the NYSE. The applicable EUR/USD exchange rate will be the WM/Refinitiv Intra-Day spot rate published at 2:00 p.m. (Paris time) on April 16, 2026. The amount of the interim dividend in USD will be made available on the TotalEnergies website (https://totalenergies.com/fr/actionnaires/action-et-dividende/dividende). To ensure orderly dividend payment across both markets, a transfer freeze period between the two markets will be in effect from March 30, 2026 at 3:00 p.m. (New-York time) until the opening of the Euronext market on April 2, 2026.

3 Subject to the completion of the conversion of ADRs into ordinary shares prior to the ex-dividend date of December 31, 2025. The applicable EUR/USD exchange rate will be the WM/Refinitiv Intra-Day spot rate published by Refinitiv at 2:00 p.m. (Paris time) on January 15, 2026. The amount of the interim dividend in USD will be made available on the TotalEnergies website (https://totalenergies.com/fr/actionnaires/action-et-dividende/dividende).

To ensure an orderly dividend payment across both markets, the transfer of shares between the two markets will be frozen from December 30, 2025 at 3:00 p.m. (New-York time) until the opening of the Euronext market on January 5, 2026.

The same ex-dividend and payment dates would apply to ADRs in the event that the conversion into ordinary shares has not been completed by that date.

On October 24, 2025, TotalEnergies SE acknowledges the decision of the Paris Judicial Court, which dismissed the majority of the claims brought against it, notably those targeting the Company’s corporate communications. The Court ordered the removal from its French affiliate’s website, aimed at its customers, of three paragraphs concerning the carbon neutrality ambition. Contrary to what certain media reported, the claims relating to the communication campaign associated with its name change in 2021, as well as those targeting its institutional communication on the role of natural gas and biofuels in the energy transition, were all rejected. No “advertising” by TotalEnergies’ affiliates in France was condemned by the Court.

In light of this ruling, which actually pertains to the fact that the scenario on which TotalEnergies’ multi-energy (oil, gas, power) transition strategy is based is not mentioned in these three paragraphs, TotalEnergies SE and its affiliate TotalEnergies Electricité et Gaz France have decided not to appeal the decision. The three paragraphs concerned will be replaced by a factual description of TotalEnergies’ achievements to date in the implementation of its multi-energy strategy, to dispel any doubts among its customers.

TotalEnergies is well-known to the French people as the company that has been supplying the energy they need, every day, for over a hundred years.

•	TotalEnergies is proud to produce oil to supply French people with fuel in its network of service stations, visited by 1 million customers every day.
•	TotalEnergies is proud to produce gas, and to have become the world’s third-ranking player in liquefied natural gas, allowing it to make a considerable contribution to securing France’s gas supply since the beginning of the war in Ukraine in 2022.

The French people are also entitled to be informed about everything that TotalEnergies is doing for the energy transition and new energies: electricity, renewables, biofuels and EV charge points.

•	TotalEnergies is proud to have invested over €20 billion in low-carbon energies worldwide since 2020, including €4 billion in France alone, supporting the energy transition of its sites and its customers.
•	TotalEnergies is proud to recall that, starting from virtually zero in 2020, it is now producing 50 TWh of electricity (2025) worldwide, thanks largely to 32 GW of gross installed capacity in renewables, equivalent to around fifteen nuclear reactors.
•	In France, TotalEnergies is proud to have been selected to build the largest renewables project ever developed in the country. This offshore wind facility will supply green power to over a million homes, for a total investment of some €4.5 billion, the largest investment by TotalEnergies in France for thirty years.
•	In France, TotalEnergies is proud to have reached over 2 GW of installed renewable capacity, through 430 wind and solar facilities, and to supply electricity and gas to 4.2 million residential and business customers.
•	In France, TotalEnergies is proud to be the leader in motorway high-power EV charging, with almost 1,900 charge points. The Company also has over 4,500 charge points in public concessions for motorists in urban and suburban areas.
•	In France, TotalEnergies is proud to have invested almost €1 billion in two biorefineries to produce biofuels and sustainable aviation fuel at La Mède near Marseille and Grandpuits outside Paris.
•	In France, TotalEnergies is proud to have established itself as a major player in agrivoltaics with 117 projects under development nationwide, which will, on completion, represent almost 2 GW of renewable power.
•	Worldwide, TotalEnergies is proud to have reduced its greenhouse gas emissions by 36% on its operated oil and gas facilities between 2015 and 2024, and to have reduced its methane emissions by 55% between 2020 and 2024.

Regardless of the opinions of all those who continue to accuse us of greenwashing, despite everything we have already achieved for the energy transition in France and the rest of the world, we are proud to make every effort to serve our customers every day, to contribute to the world’s energy security, and to help to build the energy system of tomorrow.

TotalEnergies Sells its GreenFlex Affiliate to the French Group Oteis to Create a Leading Player in Sustainable Consultancy and Solutions

On October 20, 2025, TotalEnergies and the independent French consulting and engineering group Oteis signed a deal for the sale of TotalEnergies’ sustainable consultancy and solutions affiliate

GreenFlex to Oteis, a divestment that reflects TotalEnergies’ strategy to concentrate its activities on energy production and supply.

With over 800 employees and some thirty agencies in France and the rest of Europe, Oteis Conseil & Ingénierie operates in several fields: construction, water and development, infrastructure, and industry. The group’s ability to integrate new teams and develop their skills following deals similar to the GreenFlex acquisition has delivered strong growth in recent years.

Oteis intends to harness GreenFlex’s expertise in environmental and social consultancy, low-carbon energy performance and transition financing to establish a major new player with a full range of services and solutions on their markets.

For the teams at GreenFlex, the deal represents an opportunity to expand into new markets while continuing to help businesses and regions to become more sustainable, decarbonize and improve their energy efficiency.

Following divestment, TotalEnergies is expected to become a major GreenFlex customer, signing a contract for the production of French Energy Saving Certificates (CEEs).

Completion of the project is subject to the usual conditions, including the consultation of employee representatives and the authorization of the competition authorities.

TotalEnergies and Veolia Join Forces for the Energy Transition and the Circular Economy

On October 6, 2025, long-standing partners TotalEnergies and Veolia signed a memorandum of understanding for further cooperation in several key areas of energy transition and the circular economy, in line with their respective approaches to reduce their greenhouse gases emissions and water footprint. This cooperation is expected to benefit the entire industry through the scaling up of innovative processes and the advancement of research into future-oriented challenges.

The two companies are expected to pool their industrial competencies: Veolia is expected to contribute its expertise in water resource management and resource recovery from new waste streams, and TotalEnergies its expertise in the measurement and reduction of methane emissions and the production and supply of low-carbon energies.

•	Reducing methane emissions from landfills

Veolia is studying the deployment of TotalEnergies’ AUSEA, a pioneering technology using drones to measure methane emissions, to conduct measurement campaigns at its landfills. Initial tests on sites have demonstrated the technology's ability to provide reliable and replicable measurements, detect leaks and identify the areas with the highest emissions, adding to Veolia's existing arsenal a powerful and rapid solution for reducing emissions.

This deployment is expected to contribute to Veolia's strategy of maximizing the capture of methane emissions in landfills, with a target of 80% capture by 2032, but also to use this innovative technology beyond the oil and gas industry.

•	Reducing the industrial sector’s water footprint

Veolia is expected to support TotalEnergies in the implementation of its ambition to reduce freshwater withdrawals by 20% by 2030 compared to 2021 at sites located in areas of water stress, and to improve discharge quality.

Just a few weeks after the signing of a major agreement between Veolia and SATORP (co-owned by Saudi Aramco and TotalEnergies) in Saudi Arabia, the two companies are expected to be working to develop wastewater reuse projects at TotalEnergies sites, reuse municipal wastewater for the Company's industrial processes, and deploy Veolia technologies to improve water treatment.

•	Making desalination more sustainable with low-carbon energy

TotalEnergies is expected to support Veolia in accelerating the deployment of low-carbon energy solutions at desalination plants built or operated by Veolia. The partners have already jointly built the largest solar power plant for a seawater desalination facility in Oman.

This project reflects Veolia's ambition to double its desalination capacity by 2030, while continuing to reduce the energy footprint of a technology which already uses ten times less energy than before.

•	Recovering strategic resources from waste

Finally, Veolia and TotalEnergies are also expected to be pooling their research and innovation capabilities to explore the industrialization of new processes for recovering strategic chemical elements contained in waste that remain under-utilized, such as rare earths found in the permanent magnets used in wind turbines, photovoltaic panels and batteries.

Nicola Mavilla is appointed Senior Vice-President Exploration of TotalEnergies

On October 6, 2025, TotalEnergies announced the appointment of Nicola Mavilla as Senior Vice President Exploration of the Company, with effect from 1st November 2025. Nicola Mavilla is replacing Kevin McLachlan, who held this position since 2015.

Nicola Mavilla has 25 years of experience in the oil and gas industry and a strong track record in leading successful exploration activities. He joined Eni in 2002 and served as exploration manager in Libya and Norway, VP exploration for West Africa, VP exploration for Americas and Northern Europe and managing director of Eni Ivory Coast. Since 2024, he was Head of Exploration Projects of Eni. Nicola Mavilla holds a Ph.D. in Geology from the University of Bordeaux.

TotalEnergies invests around 1 billion dollars annually in exploration and appraisal, focusing on prospects that have the potential to generate low cost, low-emissions oil and gas developments. The Company’s exploration activities led to major discoveries over the past three years, notably in Suriname and Namibia.

Denmark: TotalEnergies Welcomes a Partner and Future Customer in the Bifrost CCS Project

On October 2, 2025, TotalEnergies, through its affiliate TotalEnergies E&P Denmark, entered into a Farm-Down Agreement with CarbonVault, the Danish affiliate of the German cement producer SCHWENK. Under this agreement, TotalEnergies E&P Denmark is expected to hold a 45% interest in the Bifrost Carbon Capture and Storage (CCS) Project as the operator, alongside CarbonVault (35%) and Nordsøfonden (20%).

The Bifrost Project, which comprises two CO2 offshore storage licenses located approximately 200 kilometers west of the Danish coast, is part of TotalEnergies’ North Sea CCS portfolio.

SCHWENK is committed to the decarbonization of its activities in Europe and chose Bifrost to be its preferred solution to store its future emissions. This partnership within the Bifrost Project illustrates how TotalEnergies can contribute to its customers’ own emissions reduction by combining the decarbonization roadmap of an industrial emitter with the capabilities of a CCS developer.

Completion of the transaction is subject to customary conditions, including regulatory approvals.

Norway: TotalEnergies divests its non-operated interest in West Ekofisk, Albuskjell and Tommeliten Gamma fields

On October 1, 2025, TotalEnergies EP Norge signed an agreement for the divestment of its non-operated interest (39.89%) in the West Ekofisk and Albuskjell fields to Vår Energi and also concluded an agreement with Orlen Upstream Norway for the divestment of its non-operated interest (20.23%) in the Tommeliten Gamma field.

These three mature fields, located in the Greater Ekofisk Area (Albuskjell and West Ekofisk in PL018 license and Tommeliten Gamma in PL044 license), ceased production in 1998 and are to be redeveloped as part of the so-called “Previously Produced Fields project” (PPF).

Completion of the transactions is subject to the Final Investment Decision of the PPF project, expected to be taken in the fourth quarter of 2025, and customary regulatory approvals.

Renewables: TotalEnergies Divests 50% of a 270 MW Portfolio in France

On September 30, 2025, in line with its renewables business model, TotalEnergies announced the completion of the sale of 50% of a 270 MW wind and solar portfolio in France to investment funds managed by Eiffel investment Group. This transaction values the portfolio at €265 million.

Following this transaction, TotalEnergies retains a 50% stake and remains the operator of the assets, from which it offtakes and markets most of the production.

TotalEnergies’ Integrated Power Business Model

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. To achieve the 12% profitability target for its Integrated Power business, TotalEnergies divests up to 50% of its renewable assets once they reach commercial operation date (COD) and are derisked, allowing the Company to maximize asset value and manage risks.

2025 Strategy and Outlook Presentation

On September 29, 2025, Patrick Pouyanné, Chairman and CEO of TotalEnergies, and the members of the Executive Committee presented the Company's Strategy and Outlook in New York. A live broadcast of the event in English is available at totalenergies.com.

TotalEnergies implements with consistency its balanced and profitable transition strategy, anchored on two pillars: Oil & Gas, mainly LNG, and Integrated Power. The Company plans to increase energy production (oil, gas and electricity) by -'4% per year through 2030 while reducing emissions from its operations (-50% on Oil & Gas Scope 1+24 in 2030 compared to 2015, and -80% on methane emissions in 2030 compared to 2020).

While confirming its growth objectives, TotalEnergies announced a $7.5 billion savings program (Capex + Opex) over 2026-2030. The Company reduces its net Capex guidance to ~$16 billion in 2026 and $15-17 billion per year during 2027-2030, down $1 billion per year compared to previous guidance. The Company is expected to remain focused on high margin Upstream projects and stay selective on low-carbon Capex, which is expected to represent -'$4 billion per year, including $3 to 4 billion per year for the Integrated Power business.

TotalEnergies plans for +3% per year oil and gas growth between 2024 and 2030 thanks to the start-up of accretive projects from its rich portfolio, 95% of 2030 production being either already running or under development. In 2025 and 2026, this growth is expected to exceed 3% per year, benefiting from the start-up of several high-margin oil projects (Offshore US, Brazil, Iraq, Uganda) and major LNG and gas projects (NFE in Qatar, Jerun in Malaysia).

Integrated LNG is expected to deliver cash flow growth of more than 70% by 20305 compared to 2024 at $70/b and $8/Mbtu. This is driven by 50% sales growth that is mainly coming from LNG projects in the United States and Qatar (Rio Grande LNG Train 1-4 in the United-States, NFE and NFS in Qatar), which are among the most competitive in the world. In addition, the Company plans to develop gas-to-power integration, mainly in the United States and Europe, in order to complete its Integrated Power business model.

TotalEnergies plans to increase electricity production by approximately 20% per year through 2030, resulting in 100 to 120 TWh/y of electricity production, of which 70% is renewable and 30% flexible gas. TotalEnergies intends to focus its investments on the main deregulated markets (United States, Europe, Brazil) in which the Company deploys its integrated model. The Integrated Power segment is expected to be free cash-flow positive by 2028 and achieve a ROACE of 12% by 2030. TotalEnergies’ profitable diversification through the electricity value chain is positively differentiating versus peers and creates value for shareholders by contributing to dividend growth regardless of Oil & Gas cycles and thus, enhancing the Company’s resilience.

Thanks to the Company’s disciplined investment policy as well as anticipated free cash flow growth of around $10 billion by 2030 (compared to 2024 in the same price environment), the Board of Directors reaffirmed the priority given to dividend and its growth through cycles and confirmed a shareholder return6 policy of more than 40% of annual cash flow regardless of energy prices. On September 24, the Board of Directors also authorized $1.5 billion of share buybacks7 in the fourth quarter 2025, resulting in $7.5 billion of share buybacks for the full year 2025. In addition, the Board of Directors approved 2026 share buyback guidance of between $0.75 billion and $1.5 billion per quarter for a Brent price between $60 and $70/b and an exchange rate of around 1.20 $/€. This should lead to a payout of around 50% at $70/b in 2026.

United States: TotalEnergies Pursues its Gas Value Chain Integration by Acquiring Producing Assets in the Anadarko Basin

On September 29, 2025, TotalEnergies signed an agreement with Continental Resources to acquire a 49% interest in natural gas producing assets, owned and operated by Continental Resources in the Anadarko Basin, Oklahoma. This acquisition of low-cost and long-plateau assets, well connected to Henry Hub through existing midstream infrastructure, further strengthens TotalEnergies’ integration across the liquefied natural gas (LNG) value chain in the US.

TotalEnergies further expands its natural gas production in the U.S.

4 Oil & Gas activities, including Upstream and Downstream (not including CCGTs)

5 At 70 $/b Brent and 8 $/Mbtu TTF

6 Shareholder return/Payout = (dividends + share buybacks for cancellation) / CFFO

7 Including coverage of employees share grant plans

These assets have the potential to reach a gross production of around 350 MMscfd by 2030 and to sustain this production level over the long term. They are expected to enable TotalEnergies to secure a net gas production of around 150 MMscfd.

This acquisition of non-operated shale gas assets complements the Dorado and Constellation acquisitions completed in 2024 in the Eagle Ford Basin.

In addition, TotalEnergies operates a technical production of around 500 MMscfd in the Barnett.

Renewables: TotalEnergies Divests 50% of 1.4 GW Solar Portfolio in North America

On September 29, 2025, TotalEnergies signed an agreement with insurance vehicles and accounts managed by KKR, a leading global investment firm, for the sale of 50% of a 1.4 GW solar portfolio in North America. This transaction – which aligns with TotalEnergies’ renewables business model – values the portfolio at an enterprise value of $1.25 billion. Thanks to these transactions and the bank refinancing currently being finalized, TotalEnergies is expected to receive a total of $950 million at closing.

The transaction covers six utility-scale solar assets with a combined capacity of 1.3 GW, and 41 distributed generation assets totalling 140 MW, primarily situated in the United States. The electricity production of these projects has either been sold to third parties or are expected to be commercialized by TotalEnergies.

TotalEnergies is expected to keep a 50% stake in the assets and continue to operate them after the closing of this transaction, which is subject to customary conditions.

TotalEnergies’ Integrated Power Business Model

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. To achieve the 12% profitability target it sets for its Integrated Power business, TotalEnergies divests up to 50% of its renewable assets once they reach commercial operation date (COD) and are derisked, allowing the Company to maximize asset value and manage risks.

Digital Transformation: TotalEnergies and Cognite Expand Their Partnership to Scale Industrial AI

On September 26, 2025, TotalEnergies, a major integrated energy company, and Cognite, a leader in industrial AI, announced a new phase of their strategic partnership. This agreement is expected to scale the deployment - over a period of three years - of the Cognite industrial data and AI platform, across all TotalEnergies' operated upstream assets worldwide, covering the entire value chain from drilling to production. The objective is to harness the potential of TotalEnergies’ data to enhance the industrial performance of its sites.

Building on a long-standing collaboration, this new initiative aims to make complex data AI-ready, thereby boosting the value of TotalEnergies’ existing data, to improve operational excellence across its assets. The collaboration is expected to position industrial data and AI as strategic levers for TotalEnergies to provide more reliable, efficient, and sustainable energy. This is expected to enable the Company to:

•	Access more industrial data, to improve the accuracy of data analysis faster and shorten the lead to adopt applications by providing easy and quick access to relevant, high quality industrial data,

•	Enable dynamic visualization of assets to enhance decision-making throughout the production lifecycle and monitor critical equipment for production and operational safety, and

•	Accelerate the use of AI to analyze and drive operational performance across sites.

The Board of Directors of TotalEnergies confirms the relevance and progress of the Company’s strategy, as the differentiated and profitably growing energy major

On September 24, 2025, the Board of Directors of TotalEnergies announced that, during its annual strategic seminar held on September 23 & 24, 2025 and its meeting on September 24, 2025, the Board of Directors reviewed the Company's 2030 strategic outlook that was presented to investors on September 29.

The Board of Directors confirmed the relevance of the Company’s profitable growth transition strategy that is anchored on two pillars: oil and gas, mainly LNG, and Integrated Power. The Board of

Directors is pleased by the progress of multiple projects that are expected to contribute to the Company’s overall energy production (oil, gas, electricity) growth objective of 4% per year through 2030, while reducing emissions from its operations. In this context, the Board of Directors is pleased with the award of the offshore wind project "Centre Manche 2" to TotalEnergies, as the operator, materializing the Company's transition strategy in France.

Thanks to a clear and disciplined investment framework, the update of which was presented on September 29, alongside strong cash flow growth during 2025-2030, the Board of Directors confirmed its commitment to deliver an attractive shareholder return policy while preserving balance sheet strength.

The Board of Directors therefore confirmed the shareholder return policy of at least 40% of annual cash flow from operations through cycles and reaffirmed the dividend as a priority in a low cycle environment. TotalEnergies’ dividend has grown more than 20% over the last three years and it has not been cut in 40 years.

The Board of Directors also confirmed the priority given to preserving a strong balance sheet and retaining maneuverability by maintaining a gearing ratio below 20% in an uncertain economic and geopolitical environment. Therefore, the Board of Directors decided to adjust the pace of share buybacks to hydrocarbon prices, refining and petrochemical margins and the $/€ exchange rate. Considering the current environment, the Board of Directors authorized $1.5 billion of share buybacks in the fourth quarter 2025, resulting in $7.5 billion of share buybacks for the full year 2025. In addition, the Board of Directors approved for 2026 share buyback guidance of between $0.75 billion and $1.5 billion per quarter for a Brent price between $60 and $70/b and an exchange rate around 1.20 $/€.

The Board of Directors also approved the terms for the 2026 capital increase reserved for employees. It was delighted by the strong participation of employees, with employee shareholding reaching 8.9% of Company’s share capital in 2025 - an increase of more than 50% over the past ten years - making it #1 in employee shareholding in Europe in terms of capitalization held.

Finally, the Board of Directors also approved the technical project to convert the ADRs (American Depositary Receipts) that have been listed on the New York Stock Exchange since 1991 into ordinary shares. This operation is expected to have no impact on holders of ordinary shares listed on Euronext Paris, which will remain the introduction’s market for TotalEnergies shares.

France: TotalEnergies Selected by the State as Operator of the Country’s Largest Renewable Energy Project

On September 24, 2025, the consortium formed by TotalEnergies and RWE was selected by the Ministry in charge of Industry and Energy as the winner of the Centre Manche 2 (AO8) offshore wind tender. The consortium is expected to be responsible for designing, developing, building, and operating a 1.5 gigawatt (GW) offshore wind farm off the coast of Normandy.

The Largest Renewable Project Ever Developed in France

Located more than 40 km off the coast of Normandy, this is expected to be the largest renewable energy project ever developed in France. Once built, it is expected to generate approximately 6 TWh per year and supply green electricity to the equivalent of over 1 million French households. The electricity is expected to be sold at a competitive price of €66/MWh, as set by the tender.

TotalEnergies will be the operator of the project, relying on its expertise in offshore wind and the management of large-scale marine energy projects. The Company is expected to continue the necessary studies to reach a final investment decision by early 2029. Electricity production is expected to begin in 2033, in line with RTE’s grid connection schedule.

As part of a strategic review of its investments, RWE expressed the wish to exit the consortium, subject to French authorities’ approval. In any case, TotalEnergies is expected to pursue the project, assuming all the commitments of the consortium, and will propose to bring a new partner into the project.

A €4.5 billion investment that is expected to benefit the Normandy region and the European industry

The project is expected to represent a €4.5 billion investment and generate significant economic benefits for the Normandy region. Up to 2,500 people are expected to be employed during the three years of construction, and TotalEnergies committed to offering 500,000 hours of work to apprentices and individuals in professional reintegration. TotalEnergies also plans to engage the local economic ecosystem, which has already developed expertise in offshore wind.

The project is also expected to benefit the European industry, as TotalEnergies intends to source primarily from European suppliers, particularly for wind turbines and electrical cables.

TotalEnergies is expected to ensure the proper integration of the project into the region

In the coming months, a dedicated TotalEnergies team, based in Normandy, is expected to continue the consultation work with local and regional stakeholders that began during the tender phase. It is expected to ensure the proper integration of the project into the Normandy region, especially its coexistence with commercial fishing.

TotalEnergies is also expected to implement crowdfunding financing that is expected to allow local residents and authorities in the Normandy region to invest in the project and directly contribute to the energy transition of their territory. Additionally, TotalEnergies is expected to fund a €10 million territorial fund to support initiatives in training, education, and culture in Normandy.

On environmental matters, TotalEnergies is expected to allocate €45 million to measures aimed at avoiding, reducing, and offsetting the project’s impacts; as well as €15 million to a biodiversity promotion fund in Normandy.

Finally, TotalEnergies committed to making this project exemplary in terms of recycling offshore wind farm components, with recycling, reuse, or repurposing rates of blades, towers, and nacelles equal to or greater than 95%, and 100% of generator magnets being recycled or reused.

TotalEnergies in France: a historic territorial presence

A leading economic player rooted in France for over a century, TotalEnergies continues to invest in the country to contribute to energy security and the supply of fuels, gas, and electricity across the territory.

Since 2020, while transforming its energy offer, TotalEnergies invested more than €8 billion in France, nearly half of which has supported the energy transition of its assets and for its customers. With a renewable portfolio of 660 wind, solar, hydro, and battery storage plants, TotalEnergies meets the electricity needs of the equivalent of 1.8 million people in France, ranking among the top three renewable electricity providers in the country with over 2 GW of installed capacity. TotalEnergies supplies electricity and gas to 4.2 million residential and business customers.

Liberia: TotalEnergies is Awarded Four Offshore Exploration Permits

On September 17, 2025, TotalEnergies signed four Production Sharing Contracts (PSC) for the LB-6, LB-11, LB-17 and LB-29 Exploration blocks offshore Liberia, which were awarded following the 2024 Direct Negotiation Licensing Round organized by the Liberia Petroleum Regulatory Agency.

The blocks LB-6, LB-11, LB-17 and LB-29, covering an area of approximately 12,700 square kilometers, are located in the south of the Liberia Basin. The work program includes acquiring one firm 3D seismic survey.

Iraq: TotalEnergies Launches the Construction of the Final Two Major Projects of the GGIP

On September 15, 2025, Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies, and His Excellency Saad Sherida Al-Kaabi, Qatari Minister of State for Energy Affairs, President and Chief Executive Officer of QatarEnergy, announced, following a meeting on Sunday, 14th of September in Baghdad with His Excellency Mohammed Shia al-Sudani, Prime Minister of the Republic of Iraq, and His Excellency Hayan Abulghani, Minister of Oil and Deputy Prime Minister, the start of construction of the Common Seawater Supply Project (CSSP) and the full field development of the Ratawi oil field.

These are the two last major contracts of the Gas Growth Integrated Project (GGIP), led by TotalEnergies (45%, operator) alongside its partners Basra Oil Company (30%), and QatarEnergy (25%).

With these signatures, all four parts (natural gas, solar, oil, water) of the GGIP are now in execution phase. The GGIP, a showcase project for TotalEnergies’ multi-energy strategy, aims to sustainably develop Iraq’s natural resources to improve the country’s electricity supply while contributing to its energy independence and reducing its greenhouse gas emissions.

The seawater treatment plant, a key infrastructure to preserving the country’s water resources

The CSSP is expected to be built on the coast near the town of Um Qasr. It is expected to process and transport 5 million barrels of seawater per day to the main oil fields in southern Iraq.

Treated seawater is expected to be substituted for the freshwater currently taken from the Tigris, Euphrates, and aquifers to maintain pressure in the oil wells. The project is therefore expected to help alleviate water stress in the region and is expected to free up to 250,000 cubic meters of freshwater per day for irrigation and local agriculture needs.

Ongoing redevelopment of the Ratawi field, one of Iraq’s lowest-emission oil sites

The Ratawi redevelopment was launched in September 2023. Phase 1 aims to increase production to 120,000 bpd and is expected to come on stream by early 2026.

The launch of phase 2 (full field development) is expected to enable to increase production to 210,000 bpd starting in 2028 with no routine flaring.

All 160 Mcf/d of associated gas produced every day are expected to be fully processed thanks to the 300 Mcf/d Gas Midstream Project (GMP), whose construction began early 2025. The GMP, which is also expected to treat previously flared gas from two other fields in southern Iraq, is expected to deliver processed gas into the national grid where it is expected to fuel power plants with a production capacity of approximately 1.5 GW, providing electricity to 1.5 million Iraqi households. An Early Production facility to process 50 Mcf/d of associated gas is expected to start early 2026 together with the Ratawi phase 1 oil production.

United States: TotalEnergies reaches Final Investment Decision with its Partners on Rio Grande LNG Train 4, with a 10% Direct Participating Interest and 1.5 MT LNG offtake

On September 10, 2025, TotalEnergies signed agreements with NextDecade to take a 10% stake in the joint venture developing Train 4 of Rio Grande LNG (RGLNG), a liquefied natural gas (LNG) plant project located in South Texas. In addition to the 10% held directly, TotalEnergies is expected to hold indirectly next to 7% in this Train 4 as a 17.1% shareholder of NextDecade.

At the same time, TotalEnergies, NextDecade (40%), and their partners Global Infrastructure Partners (GIP, 36.9%), GIC (7.9%), and Mubadala (5.2%) made the Final Investment Decision (FID) for the development of Train 4.

This fourth train, which has a capacity of approximately 6 million tons per annum (Mtpa), is expected to bring the plant’s total capacity to approximately 24 Mtpa when it comes online in 2030. The project’s overall cost is expected to be financed with approximately 40% equity and 60% debt.

TotalEnergies previously signed a Sales and Purchase Agreement (SPA) with NextDecade to offtake 1.5 Mtpa for 20 years of liquefied natural gas from the future Train 4. TotalEnergies currently holds a 16.7% interest in Phase 1 of Rio Grande LNG and will offtake 5.4 Mtpa. Phase 1 includes three liquefaction trains under construction in South Texas and is expected to start operations in 2027. TotalEnergies also holds a 17.1% stake in NextDecade, Rio Grande LNG’s shareholder and operator.

South Korea: TotalEnergies to supply 1 million tons per year of LNG to KOGAS for 10 years

On September 9, 2025, TotalEnergies and KOGAS, South Korea’s national natural gas company, announced the signing of a Heads of Agreement (HoA) for the annual delivery in South Korea of 1 million tons (Mt) of LNG per year over a 10-year period starting from the end of 2027.

Awarded to TotalEnergies by KOGAS following an international tender, this contract increases to 3 Mt per year from 2028 onward the volume of LNG supplied by TotalEnergies to KOGAS, currently the world's largest LNG importer. These additional LNG volumes are then expected to be delivered to Korean industries, businesses, and households. They are expected to come from TotalEnergies’ global supply portfolio, and particularly from its U.S. LNG production and offtake.

Nigeria: TotalEnergies is Awarded Two Offshore Exploration Permits

On September 2, 2025, TotalEnergies (80%, operator), together with its partner South Atlantic Petroleum (20%), signed the Production Sharing Contract (PSC) for the PPL 2000 and PPL 2001 exploration licenses offshore Nigeria, which were awarded following the 2024 Exploration Round organized by the Nigerian Upstream Petroleum Regulatory Commission.

PPL 2000 & 2001, covering an area of approximately 2,000 square kilometers, are located in the prolific West Delta basin. The work program includes drilling one firm exploration well.

Republic of the Congo: TotalEnergies is Awarded a New Exploration Permit

On September 1, 2025, TotalEnergies (50%, operator), together with its partners QatarEnergy (35%) and the national company SNPC (15%), were awarded the Nzombo exploration permit in the Republic of the Congo.

The 1,000 square kilometer Nzombo permit is located 100 kilometers off the coast of Pointe-Noire, close to the Moho production facilities operated by TotalEnergies EP Congo. The work program includes the drilling of one exploration well, which is expected to spud before the end of 2025.

Norway: First CO2 storage in Northern Lights

On August 25, 2025, TotalEnergies and its partners, Equinor and Shell, announced that the first CO2 volumes were successfully transported by vessel from Heidelberg Materials’ cement factory in Brevik, Norway to Northern Lights’ facilities in Øygarden. They were then injected 2,600 meters below the seabed into the storage facilities, 100 km off the coast of Western Norway.

Northern Lights is the world’s first merchant CO2 transportation and storage project. The first phase of the project has a storage capacity of 1.5 Mt CO2/year, which has been fully booked by customers from Norway and Continental Europe. Final Investment Decision of the second phase was announced in March 2025, which is expected to increase the project capacity to more than 5 Mt CO2/year from 2028.

The development of CO2 transport and storage services is one of the necessary levers for reducing emissions for European industry. Northern Lights developed a strong customer base in Norway and continental Europe, with already five industrial customers: Hafslund Celsio and Heidelberg Materials in Norway, Yara in the Netherlands, Ørsted in Denmark and Stockholm Exergi in Sweden.

Argentina: TotalEnergies divests its interest in two Vaca Muerta unconventional blocks

On August 6, 2025, TotalEnergies announced that its affiliate Total Austral signed an agreement with YPF SA for the sale of its 45% operated interest in two unconventional oil and gas blocks in Argentina, Rincon La Ceniza and La Escalonada, for an amount of USD 500 million at a valuation of around 10,000 US$/acre.

Located in the Vaca Muerta area in the Neuquén Basin, these concessions (51,000 net acres) are currently in a pilot development phase.

Total Austral’s partners in these concessions are Gas y Petroleo de Neuquen (10%) and O&G Developments LTD S.A (45%), owned by Shell.

Completion of the transaction is subject to customary conditions.

Indicative dates for 2025 and 2026 dividends

On July 23, 2025, the Board of Directors met and decided, subject to decisions by the Board of Directors and the Shareholders’ Meeting which will approve the 2025 financial statements, allocation of earnings and final dividend, to amend the indicative ex-dividend dates and payment dates related to the second interim and third interim dividends and the final dividend for 2025 as follows.

2025 :

Type of coupon	Ex-dividend dates	Payment dates
First interim	October 1, 2025	October 3, 2025
Second interim	December 31, 2025	January 5, 2026
Third interim	March 31, 2026	April 2, 2026
Final	June 30, 2026	July 2, 2026

In addition, the Board of Directors decided, subject to decisions by the Board of Directors and the Shareholders’ Meeting which will approve the 2026 financial statements, allocation of earnings and final dividend, the ex-dividend dates and payment dates of the interim and final dividends for 2026.

2026 :

Type of coupon	Ex-dividend dates	Payment dates
First interim	September 30, 2026	October 2, 2026
Second interim	December 31, 2026	January 5, 2027
Third interim	March 31, 2027	April 2, 2027
Final	June 30, 2027	July 2, 2027

The above indicative ex-dividend dates and payment dates relate to the TotalEnergies shares listed on Euronext.

FORWARD-LOOKING STATEMENTS

Disclaimer:

The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

This document contains forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to (i) the financial condition, results of operations, business activities and strategy of TotalEnergies, (ii) expectations regarding returns to stockholders, including with respect to future dividends and share buybacks, (iii) the contemplated conversion of the ADRs into ordinary shares, including the termination of the ADR program in connection therewith, (iv) the contemplated listing of TotalEnergies’ ordinary shares on the NYSE, (v) the contemplated structure to support the trading of TotalEnergies ordinary shares on the NYSE, and (vi) the anticipated payment of dividends to owners of ordinary shares registered on the U.S. register in U.S. dollars and the timetable relating to such dividends. This document may also contain statements regarding the perspectives, objectives and goals of TotalEnergies including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives, or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, pandemics, and other risk factors described from time to time in the Company’s regulatory filings, including its Universal Registration Document filed with the French Autorité des Marchés Financiers, its Annual Report on Form 20 F filed with the United States Securities and Exchange Commission (“SEC”) and its other reports filed or furnished with the SEC.

The initial and continued listing of ordinary shares on the NYSE, as well as the contemplated structure to support such listing, remain at the discretion of TotalEnergies’ management, subject to compliance with applicable law and the rules in force on the NYSE, and the implementation and maintenance of the contemplated structure to support such listing. Such contemplated listing and contemplated structure rely on, and may be impacted by changes in, among other things, (i) the final confirmation by the NYSE of the Company’s technical application to list its ordinary shares, and (ii) the establishment and maintenance of the contemplated structure to support the listing of ordinary shares on the NYSE, including (a) the eligibility of the ordinary shares for clearance and holding in the DTC system, and (b) the continued involvement of certain other intermediaries, including but not limited to a U.S. transfer agent and a French registered intermediary (intermédiaire inscrit), as well the continued ability of the Company to benefit from the provisions of French law applicable to registered intermediaries. The failure of any such intermediaries may prevent the listing from being implemented as contemplated, or at all, or may impact the eligibility of the ordinary shares for continued deposit and continued listing on the NYSE.

Future interim or final annual dividends payments beyond the interim dividend payable on April 2, 2026 (or April 23, 2026 for holders on the U.S. register) have not yet, respectively, been decided by the Board of Directors or approved by shareholders at a General Meeting. Management’s expectations with respect to such future dividends are “forward-looking statements” and are non-binding. The Board of Directors retains full discretion to decide to distribute an interim dividend and to set the amount and date of the distribution and decide on the dividend to be submitted for approval by shareholders at a General Meeting, based on a number of factors, including TotalEnergies’ financial results, balance sheet strength, cash and liquidity requirements, future prospects, commodity prices, and other factors deemed relevant by the Board. Moreover, the payment of dividends to owners of the ordinary shares held on the U.S. register in U.S. dollars and the timetable for such payments will depend on, among other things, the ability to pay such dividend in U.S. dollars in compliance with applicable law and securities exchange rules in effect, the maintenance of the structure necessary to distribute such dividends in U.S. dollars, including through French and U.S. paying agents or other intermediaries, the timely processing of distributions through such structure, and declaration of an ex-dividend date by each of the relevant exchanges that corresponds to the expectations of the Company.

Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the SEC. Additionally, the developments of climate change and other environmental-or social related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including disclosures on climate change and other environmental or social-related issues, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes or under applicable securities law.

Cautionary Note to U.S. Investors – U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Company website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov. U.S. Investors are reminded that we are a French Societas Europaea and therefore the rights of our shareholders under French law, including to participate in shareholder meetings, to propose resolutions at shareholder meetings, voting rights and rights to dividends, and the responsibilities of members of our Board differ from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. Société Générale will act in France as registered intermediary (intermédiaire inscrit) for the account of the owners of the Company’s ordinary shares registered on the U.S. register in accordance with Articles L. 228.1 et seq. of the French commercial code, and such provisions may result in differences in the exercise of shareholder rights compared to the expectations of U.S. investors. In the performance of its duties, our Board is required by French law to consider the interests of the Company, its shareholders, its employees, and other stakeholders, in all cases with due consideration to the principles of reasonableness and fairness. It is possible that some of these parties could have interests that are different from, or in addition to, your interests as a shareholder.

This communication does not constitute or form part of, and should not be construed as constituting or forming part of, any offer to sell or issue, any invitation to make an investment in, or any solicitation of any offer to purchase or subscribe for, securities of TotalEnergies.